UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into National Energy Services Reunited Corp.’s Registration Statement on Form S-8 (File No. 333-280902).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Exchange Offer and Consent Solicitation and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

On July 3, 2025, National Energy Services Reunited Corp., a British Virgin Islands company (the “Company”), issued a press release announcing the closing of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), to receive 0.10 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. The Warrants trade on the Nasdaq Capital Market under the symbol “NESRW.”

The Offer and Consent Solicitation expired at 11:59 P.M., Eastern Time on June 30, 2025. The Company has been advised that a total of 34,136,353 Warrants, or approximately 96.05% of the outstanding Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, and therefore such Warrants consented to the Warrant Amendment (as defined below). Because consents were received from holders of more than 50% of the Company’s outstanding Warrants, the Warrant Amendment was approved.

The Company also announced that it intends to exchange all remaining untendered Warrants in accordance with the terms of the warrant agreement, as amended by the warrant amendment dated July 3, 2025 (the “Warrant Amendment”), by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), which governs the Warrants (the “Warrant Agreement”).

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to elect to mandatorily exchange the Company’s remaining outstanding Warrants for Ordinary Shares at an exchange ratio of 0.09 Ordinary Shares for each Warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company will exercise its right to exchange all remaining outstanding Warrants for Ordinary Shares in accordance with the terms of the Warrant Amendment and has fixed July 18, 2025 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

A copy of the press release announcing the settlement of the Offer and the Company’s exercise of its rights to exchange the untendered Warrants is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated July 3, 2025 by and between the Company and Continental Stock Transfer & Trust Company.

99.1	Press Release, dated July 3, 2025.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: July 3, 2025	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer

3